File No. 70-9839


                           UNITED STATES OF AMERICA
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



Application of Northeast Utilities,     ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company ) UNDER THE PUBLIC UTILITY HOLDING Western Massachusetts Electric Company ) COMPANY ACT OF 1935
on Form U-1                             )

      Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

     For the quarter ended September 30, 2002, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

     The Connecticut Light and Power Company (CL&P)

     --------------------------------------------------------------------------
                                           As of September 30, 2002
     --------------------------------------------------------------------------
                                        (Thousands of Dollars)      %
                                        ----------------------    -----
     Common shareholders' equity
     Common stock                             $   68,120           2.3%
     Capital surplus, paid in                    369,414          12.6
     Retained earnings                           301,775          10.2
                                              ----------         -----
     Total common shareholder's equity           739,309          25.1
     Preferred stock                             116,200           3.9
     Long-term and short-term debt               827,071          28.0
     Rate reduction bonds                      1,271,834          43.0
                                              ----------         -----
                                              $2,954,414         100.0%
                                              ==========         =====

     A common dividend of $15,054,506.74 was declared on September 20, 2002, and was paid to NU on September 27, 2002.

     Western Massachusetts Electric Company (WMECO)

     --------------------------------------------------------------------------
                                           As of September 30, 2002
     --------------------------------------------------------------------------
                                        (Thousands of Dollars)      %
                                        ----------------------    -----

     Common shareholders' equity
     Common shares                             $ 10,866            2.3%
     Capital surplus, paid in                    69,715           14.4
     Retained earnings                           70,739           14.7
                                               --------          -----
     Total common shareholders' equity          151,320           31.4
     Long-term and short-term debt              186,505           38.6
     Rate reduction bonds                       144,980           30.0
                                               --------          -----
                                               $482,805          100.0%
                                               ========          =====

     A common dividend of $4,003,154.13 was declared on September 26, 2002 and was paid to NU on September 30, 2002.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

     As of September 30, 2002, the senior debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P and WMECO are each BBB+ and A3, respectively which are investment grade ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

     CL&P and WMECO represent that during the quarter ended September 30, 2002, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.

     Internal cash funds available during the quarter were supplemented with external borrowings for CL&P and WMECO.

                                                                Net cash
                                 Net cash        Net cash         flows
                    Cash          flows            flows        (used in)/
                  beginning     provided by       used in      provided by     Cash end
                  of period      operating       investing      financing      of period
                  7/1/2002      activities      activities      activities     9/30/2002
                  ---------     -----------     ----------     -----------     ---------
                                            (Thousands of  Dollars)
CL&P               $2,477       $141,349        $(65,400)       $(70,599)      $7,827
WMECO                   1          7,053         (10,839)          3,786            1



                                 SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY





/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    P.O. Box 270
    Hartford, CT 06141-0270
    November 26, 2002